Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX     ISIN:  ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the Company”)

MIX TELEMATICS TO PRESENT AT THE RAYMOND JAMES 2017 TECHNOLOGY INVESTORS CONFERENCE

Midrand, South Africa, (November 27, 2017) – MiX Telematics Limited (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions, announced that its Chief Executive Officer, Stefan Joselowitz, will present at the Raymond James 2017 Technology Investors Conference in New York City.

MiX Telematics’ presentation is scheduled for Tuesday, December 5, 2017 at 2:25 p.m. Eastern Time and will be webcast live. An archive of the presentation will be available for a limited time on the “Investors” page of the Company’s website (www.mixtelematics.com).

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 640,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics ADSs are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Investor Contact:

Seth Potter
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

27 November 2017

    JSE sponsor